March 4, 2011

Dear Investor:

We are enclosing the Pearl Mutual Funds 2010 Annual Report and Prospectus for your review.  It has been some time since you closed your account and we wanted to give you an opportunity to become acquainted with the Funds again.  Recent information related to the holdings and performance of the Funds is always available on our website, www.pearlfunds.com.

Please do not hesitate to contact us if you have any questions or would like more information.

Best regards,

Christopher S. Ingstad
Shareholder Services Director

PEARL MUTUAL FUNDS

PEARL TOTAL RETURN FUND – PFTRX
PEARL AGGRESSIVE GROWTH FUND – PFAGX

ANNUAL REPORT

DECEMBER 31, 2010

www.pearlfunds.com

2610 Park Avenue PO Box 209 Muscatine IA 52761
866-747-9030 (toll-free) or 563-288-2773
Fax: 563-288-4101
E-mail: info@pearlfunds.com

PEARL FUND

PEARL MUTUAL FUNDS

PFTRX — Pearl Total Return Fund                                                                           PFAGX — Pearl Aggressive Growth Fund

2010 Annual Report

Page

News for Pearl Shareholders	1

Performance Review	2 - 3

Investment Strategy	3 - 5

Investment Management Team	5

Pearl Total Return Fund Overview	6 - 7

Pearl Aggressive Growth Fund Overview	8 - 9

Understanding Your Expenses	10 - 11

General Information	11 – 13

Trustees and Officers	14 – 16

Board Approval of Existing Advisory Agreement	17 – 20

Report of Independent Registered Public Accounting Firm	21

Pearl Total Return Fund Financial Statements	22 – 24

Pearl Aggressive Growth Fund Financial Statements	25 – 27

Notes to Financial Statements	28 – 30

Pearl Total Return Fund Financial Highlights	31

Pearl Aggressive Growth Fund Financial Highlights	32

PEARL FUNDS

E-mail: info@pearlfunds.com 866-747-9030 (Toll-Free) 563-288-2773 Fax: 563-288-4101

Chairman of the Board
DR. JAMES P. STEIN

President
ROBERT H. SOLT

Senior Counsel
DAVID M. STANLEY

Vice President
RICHARD R. PHILLIPS

Portfolio Management Associate
KAREN M. BROOKHART

Compliance Associate
PEGGY A. CHERRIER

Shareholder Services Director
CHRISTOPHER S. INGSTAD

Controller
RENATA R. LAMAR

Chief Compliance Officer
ANTHONY J. TOOHILL

Board of Trustees
JOHN W. AXEL
DOUGLAS B. CODER
DR. DAVID N. DEJONG
DAVID L. EVANS
ROBERT H. SOLT
DAVID M. STANLEY
DR. JAMES P. STEIN

February 25, 2011

NEWS FOR PEARL SHAREHOLDERS:

- **UPDATE:** At **February 25, 2011**, **Pearl Total Return Fund** was **up 3.22%** year-to-date. **Pearl Aggressive Growth Fund** was **up 1.32%** year-to-date.
- **Pearl Total Return Fund** was **up 14.69%** during 2010.
- **Pearl Aggressive Growth Fund** was **up 18.71%** during 2010.
- During the **5 years** through December 31, 2010, **Pearl Total Return Fund** was **up 18.08%**; **Pearl Aggressive Growth Fund** was **up 25.68%**; and the 3 comparison indexes were up 13.88% on average: Dow Jones Wilshire 5000 up 16.89%, MSCI World up 12.76%, and S&P 500 up 11.99% (not annualized).
- During the **10 years** through December 31, 2010, **Pearl Total Return Fund** was **up 92.23%** while the 3 comparison indexes were up 23.48% on average: Dow Jones Wilshire 5000 up 29.77%, MSCI World up 25.66%, and S&P 500 up 15.03%. During the **9½ years** from **Pearl Aggressive Growth Fund's** inception through December 31, 2010, this Fund was **up 122.58%** while the comparison indexes were up 33.94% on average: Dow Jones Wilshire 5000 up 38.07%, MSCI World up 40.43%, and S&P 500 up 23.33% (not annualized).
- **Pearl Total Return Fund** outperformed all 3 comparison indexes for the 5 years and 10 years through December 31, 2010.
- **Pearl Aggressive Growth Fund** outperformed all 3 comparison indexes for all of these periods through December 31, 2010: 1 year, 5 years, and the 9½ years since this Fund's inception on July 2, 2001.
- All Pearl performance figures are **net — after deducting all expenses** of each Fund and all expenses of all the mutual funds in its portfolio.
- Both Pearl Funds are **no-load**: no sales charge, commission, or redemption fee (except each Fund receives a 2% fee on redemption of shares owned for 30 days or less). Also, both Funds are **no-load investors**; they make all their investments with **no transaction costs**. See page 3.

Please consider all of the Prospectus and this report. Figures above are not annualized. Past performance does not guarantee future results.

Thank you for your confidence in Pearl Mutual Funds. www.pearlfunds.com has more information. **Please call, e-mail, or write to us. We are here to help you.**

Sincerely,

YOUR INVESTMENT MANAGEMENT TEAM:

Robert H. Solt David M. Stanley Richard R. Phillips

Pearl Mutual Funds

Performance Review as of December 31, 2010

2010 Performance.   Total Returns of Pearl Total Return Fund, Pearl Aggressive Growth Fund, and the Funds’ Comparison Indexes:*

For the year ended December 31, 2010:		* All total returns include dividends reinvested. Pearl Funds’ total returns are net ― after deduction of all expenses of the Fund and all expenses of all the mutual funds in the Fund’s portfolio. In contrast, the total returns of indexes do not reflect any deduction of expenses (fees, transaction costs, etc.) Pearl Funds’ total returns do not reflect the deduction of taxes that a shareholder would pay on Fund dividends or on redemption of Fund shares. Likewise, the total returns of indexes do not reflect the deduction of taxes that an investor in stocks would pay on dividends or on sale of stocks. See page 13 for a description of each index.
Pearl Total Return Fund	+ 14.69%
Pearl Aggressive Growth Fund	+ 18.71%
Dow Jones Wilshire 5000	+ 17.70%
MSCI World Index	+ 11.76%
Standard & Poor’s 500 Index	+ 15.06%

2010 Performance Factors.  We believe Pearl Total Return Fund’s and Pearl Aggressive Growth Fund’s comparative performance and total return during 2010 were affected by many factors, including each Fund’s investment strategy and decisions by the Funds’ Manager, Pearl Management Company.  These factors include:

●
U.S. and global stock markets had moderate gains during 2010.  Most stock markets experienced positive returns for the year despite volatile global markets through August before a prolonged rise began in September.

●
During the year 2010:  U.S. growth-style stocks slightly outperformed U.S. value-style stocks.  Morningstar’s U.S. Growth Index was up 17.11% while its U.S. Value Index was up 16.65%.  U.S. small-capitalization stocks (up 28.37%) outperformed mid-cap stocks (up 24.92%) and greatly outperformed large-cap stocks (up 13.44%).  Overall, foreign stocks underperformed U.S. stocks.  Foreign small-to-mid-cap stocks generally outperformed foreign large-cap stocks.  Foreign growth-style stocks outperformed foreign value-style stocks in 2010.  We believe these combined trends helped both Pearl Total Return Fund and Pearl Aggressive Growth Fund, but both were slowed by foreign underperformance.

●
During 2010:  Pearl Total Return Fund invested globally through mutual funds holding U.S. or foreign securities or both.  A majority of this Fund’s investments were in mutual funds we believed to be relatively conservative and with below-average risk records.  This Fund’s indirect investments (through the mutual funds in its portfolio; see page 4) had a slight emphasis on growth-style stocks plus large positions in value-style and blend-style stocks.  This Fund emphasized exposure to U.S. stocks and small-cap and mid-cap stocks.  Pearl Total Return Fund was 81% to 99% invested in equity mutual funds during 2010.  This Fund usually invests 80% or more of its net assets in equity funds.  The Fund held one high-quality bond fund, plus cash positions in money market funds.  The Fund also had indirect investments (through its portfolio funds) in bonds and cash.  We believe Pearl Total Return Fund’s partial defensive position (see pages 3-5) was helpful when stock markets declined but reduced the Fund’s performance when markets rose.  Overall, we believe this partial defensive position decreased risk without significantly slowing performance.  We believe the Fund’s performance was helped by its emphasis on U.S. mutual funds.  See pages 6-7.

●
During 2010:  Pearl Aggressive Growth Fund invested globally through mutual funds holding U.S. or foreign securities or both.  This Fund’s indirect investments (through the mutual funds in its portfolio; see page 4) emphasized foreign stocks and emerging markets, and had a growth-stocks emphasis plus large positions in value-style and blend-style stocks.  This Fund emphasized exposure to small-cap and mid-cap stocks and also had a large position in large-cap stocks.   Pearl Aggressive Growth Fund’s investments tended to be

more volatile than Pearl Total Return Fund’s investments.  We believe this additional risk and Pearl Aggressive Growth Fund’s fully-invested position helped its performance during rising market periods and reduced its performance during declining market periods.  As its investment strategy requires, this Fund is always fully invested (95% or more) in equity mutual funds.  We believe this Fund’s large indirect investments in select foreign markets slightly reduced its performance.  See pages 8-9.

●
Both Funds made no-load purchases of mutual funds that would require many individual investors to pay a sales charge.  We believe this reduced the cost of investing, and thus helped both Funds’ performance.  See “Access to Many Funds” on page 4.

●
Both Pearl Funds did not pay any transaction costs – no commission, sales charge, or redemption fee.  Both Funds made all their investments on a no-load basis.  See “No-Load Investing” below.  This helped both Funds control costs and helped their performance.

●
Pearl Management Company, the Funds’ Manager, continues to research, analyze, and evaluate data on many mutual funds, categories of funds, and global stock markets.  We believe this work helps our allocation decisions and selection of mutual funds.

●
All Trustees, Officers, and employees of Pearl Funds and Pearl Management Company are Pearl Funds shareholders.  This group, plus Pearl Management Company and its shareholders, owned more than $8.1 million of Pearl Funds shares at December 31, 2010.  We believe this large investment gives all Pearl decision-makers and managers a shared interest with all our shareholders ― and a strong incentive to work for the Funds’ performance.

Investment Strategy

Pearl Total Return Fund is a diversified fund of funds that seeks long-term total return by being primarily invested (80% or more of net assets) in equity mutual funds, except when Management believes a lower percentage is justified by high risks affecting stock markets.  This Fund seeks to limit shareholders’ risk by usually holding a modest defensive position and by selecting some mutual funds that have had relatively low volatility in the past.

Pearl Aggressive Growth Fund is a diversified fund of funds that seeks long-term aggressive growth of capital by being fully invested (95% or more) in equity mutual funds at all times.  This Fund almost never takes a temporary defensive position, although it has the ability to do so if Management determines that extreme circumstances exist.

"Equity mutual funds” means funds whose objective is growth or capital appreciation, including funds that invest in U.S. or foreign securities or both.

Long-Term Investing, Not Trading.  Both Pearl Funds are long-term investors, not short-term traders.  Your Investment Management Team is always ready to change investments when we believe this is in our shareholders’ interest, but we work to avoid excessive portfolio turnover.

The Funds’ portfolio turnover (annualized rate) during 2010 was 58% for Pearl Total Return Fund and 47% for Pearl Aggressive Growth Fund.

No-Load Investing.  No Transaction Costs. Each Pearl Fund is a no-load investor, seeking to prevent all transaction costs for you and all our shareholders.  When either Pearl Fund invests in a load fund, the purchase is large enough to receive a 100% waiver of the sales load, so the Fund buys without paying any load.  Each Fund is authorized to pay a low sales load or redemption fee (not exceeding 2%, combined), but we work hard to avoid this.  The Funds do not impose any distribution fee (12b-1 fee).  Some mutual funds in which the Funds may invest may impose a 12b-1 fee.

Both Funds seek to avoid paying any transaction costs ― no sales charges, no commissions, no redemption fees ― and both Funds again paid no transaction costs in 2010 and to date in 2011.

Pearl Total Return Fund has not paid any sales charge, commission, or redemption fee since 1998.  All of its investments in the years 1999 through 2011 to date were made on a no-load basis.

Pearl Aggressive Growth Fund has never paid any sales charge, commission, or redemption fee.  All of its investments to date were made on a no-load basis.

Access to Many Funds.  Both Funds’ investments in most mutual funds have been consistently large enough to take advantage of 100% sales load waivers on large purchases.  Thus, both Pearl Funds are able to select their investments from a very wide range of funds, without paying any sales load ― even though many of those funds would require most individual investors to pay a sales load.

Investments.  At December 31, 2010, 95.5% of Pearl Total Return Fund’s total assets were invested in a diversified group of equity mutual funds, 1.1% in a high-quality bond fund, and 3.4% in cash.  Nearly all of the cash was held in money market mutual funds.

At December 31, 2010, 98.8% of Pearl Aggressive Growth Fund’s total assets were invested in a diversified group of equity mutual funds, and 1.2% in cash (mostly in money market mutual funds).

A more precise way to measure each Fund’s asset allocation is its investment portfolio assets breakdown, which counts each Fund’s indirect investments through the mutual funds held in its portfolio, using recent information on the portfolio assets of those mutual funds (obtained from Morningstar, Inc., an independent source).  Based on the Funds’ portfolio holdings at December 31, 2010, each Fund’s investment portfolio assets breakdown was:

		Total Return Fund	Aggressive Growth Fund
		(as a percentage of total assets, rounded to nearest single decimal place)

Total Stocks		84.9%	94.3%
	U.S. Stocks	51.3%	35.4%
	Foreign Stocks	33.6%	58.9%
Bonds		2.8%	0.3%
Cash		10.3%	5.1%
Other		2.0%	0.3%
Total		100.0%	100.0%

For example, Pearl Total Return Fund directly held 3.4% of total assets in cash, but it held 10.3% in cash when the varying amounts of cash held by the mutual funds in this Fund's portfolio were added.

Each Fund’s asset allocation varies when the Fund changes its investments in mutual funds and when those funds change their investments.

Top 5 Mutual Fund Portfolio Holdings at December 31, 2010 (as a percentage of total net assets):

Pearl Total Return Fund:		Pearl Aggressive Growth Fund:
Fairholme Fund	16.02%	John Hancock Funds Global Opps. Fund Class I	19.77%
Marshall Small Cap Growth Fund Class I	14.65%	Matthews Pacific Tiger Fund Instl. Class	17.66%
Advantage Funds, Inc. Dreyfus Opportunistic Sm. Cap	13.65%	Fidelity Leveraged Company Stock Fund	16.08%
Matthews Asia Pacific Fund Instl. Class	10.52%	Lazard Emerging Markets Portfolio Instl. Shares	14.39%
Oakmark International Fund Class I	10.10%	U.S. Global Investors Funds Eastern European Fund	14.39%

Investments of both Funds at December 31, 2010 are listed in the financial statements at pages 14 and 18.  Each Fund’s most recent month-end portfolio holdings are listed at www.pearlfunds.com.

Portfolio holdings are subject to change at any time without notice, and some changes have been made since December 31, 2010.  Each Fund’s portfolio holdings will be at least slightly different, and may be significantly different, by the time you read this report.

Current Investment Outlook.  We must evaluate many positive and negative factors that may affect U.S. and global stock markets.  This outlook is written on February 25, 2011 and states our current views and positions, which are subject to change without notice:

We believe positive stock market factors now include the willingness of governments and central banks to take recovery action; global low interest rates; large amounts of cash on the sidelines, potentially available for investment; volatility continuing to be far below 2008 highs; and increasing GDP growth.

We believe stock market risks include the huge increase in U.S. federal spending, deficits, debt, unfunded entitlements; credit problems continuing (U.S. & global); possibility of failure of U.S. & foreign bailouts and other efforts to improve credit markets; effects of U.S. government expansion; massive U.S. & global wealth destruction; U.S. & global consumer and business retrenchment in response to those problems; high uncertainty of business and investors about government policies; U.S. current accounts deficit; potential hyperinflation (a future risk, but markets may anticipate it); and vulnerability to shocks.

We believe total U.S. stock market risks remain high.  However, we believe the reward/risk ratio is positive near-term (1-3 mo.), slightly positive intermediate-term (4-12 mo), and slightly positive long-term (1-2 yrs).  We believe foreign stock market risks are also high but the intermediate-term and long-term reward/risk ratios are better for selected foreign markets than for the U.S. As always, foreign markets may have risks and opportunities different from the U.S.

Weighing these factors, Pearl Total Return Fund has decreased its investment in equity mutual funds to about 91% of net assets at February 25, 2011.  This Fund now has a slight growth-style emphasis and nearly equal exposure to value and blend-style stocks.  Its U.S. stocks position exceeds its foreign stocks position (as measured by indirect investments through this Fund’s portfolio of mutual funds).

Pearl Aggressive Growth Fund continues to be fully invested (95% or more; now about 99%) in equity mutual funds.  In comparison with Total Return Fund, Aggressive Growth Fund’s portfolio as a whole is more volatile and holds more foreign and emerging markets funds.

Both Pearl Funds hold a broad, diversified mixture of equity funds that hold small-cap, mid-cap, and large-cap stocks, with emphasis on small-cap and mid-cap.  Aggressive Growth Fund has slightly more small-cap and mid-cap investments than Total Return Fund.

At February 25, 2011, Pearl Total Return Fund was up 3.22% and Pearl Aggressive Growth Fund was up 1.32% year-to-date.

Investment Management Team

Pearl Mutual Funds’ Manager is Pearl Management Company.  The Manager’s Investment Committee manages each Fund’s portfolio.  The Investment Committee consists of Robert H. Solt, President and Chief Executive Officer; David M. Stanley, Senior Counsel; and Richard R. Phillips, Vice President.  Other Staff persons also provide research and analysis.  For more information on the entire Staff, go to www.pearlfunds.com and click on Management and Real, Live People.

Did you know? Current performance, daily prices (net asset value), and recent portfolio holdings of both Pearl Funds are available at www.pearlfunds.com.

Pearl Total Return Fund's 10-Year Performance Record is summarized in this graph:
Comparison of change in value of $10,000 investment in
Pearl Total Return Fund and its comparison indexes *
(as of December 31 each year ― with dividends reinvested)

* The Fund’s total returns in this report, including the graph and tables, do not reflect the deduction of taxes that a shareholder would pay on Fund dividends or on redemption of Fund shares.  Likewise, the total returns of indexes do not reflect the deduction of taxes that an investor in stocks would pay on dividends or on sale of stocks.
* All Pearl Funds total returns are net, after deducting all expenses (all fees, transaction costs, etc.) ― including all expenses of the Fund and all expenses of all the mutual funds in the Fund’s portfolio.  In contrast, the total returns of indexes do not reflect any deduction of expenses.

●
Through December 31, 2010, the value of an investment in Pearl Total Return Fund grew 18.08% during the last 5 years and grew 92.23% over the last 10 years (not annualized).  The Fund outperformed all 3 comparison indexes during those 5 and 10 years.

Performance of Pearl Total Return Fund and Comparison Indexes through December 31, 2010:

Average Annual Total Returns for periods ended December 31, 2010 with dividends reinvested:	1 year	3 years	5 years	10 years
Pearl Total Return Fund	+ 14.69%	- 3.93%	+ 3.38%	+ 6.75%
Dow Jones Wilshire 5000 Index	+ 17.70%	- 1.56%	+ 3.17%	+ 2.64%
MSCI World Index	+ 11.76%	- 4.85%	+ 2.43%	+ 2.31%
Standard & Poor’s 500 Index	+ 15.06%	- 2.86%	+ 2.29%	+ 1.41%

*See pages 10-13 for information on expenses.  See page 13 for a description of each index.  Past performance does not predict future performance.

Did you know? Your Pearl Investment Management Team — Rob Solt, Dave Stanley, and Rich Phillips — together have over 52 years of experience in mutual funds investment management.

Performance Summary.  Past performance does not predict future performance.

●	Pearl Total Return Fund had a + 14.69% total return for the year ended December 31, 2010.

●
During the 5 years through December 31, 2010, Pearl Total Return Fund was up 18.08% while the 3 comparison indexes were up 13.88% on average (not annualized).  The Fund outperformed all 3 comparison indexes during that period: Dow Jones Wilshire 5000 up 16.89%, MSCI World up 12.76%, and S&P 500 up 11.99% (not annualized).

●
During the 10 years through December 31, 2010, Pearl Total Return Fund was up 92.23% while the 3 comparison indexes were up 23.48% on average (not annualized).  The Fund outperformed all 3 comparison indexes during that period: Dow Jones Wilshire 5000 up 29.77%, MSCI World up 25.66%, and S&P 500 up 15.03% (not annualized).

●
Your Fund outperformed all 3 comparison indexes during the last 5 and 10 years ended December 31, 2010.  We believe this outperformance is significant because (a) it was achieved during both rising and falling stock markets, and (b) usually less than 80% of Pearl Total Return Fund’s total assets were invested in stocks, as measured by the holdings of the mutual funds in the Fund’s portfolio.  The 3 comparison indexes always consist of 100% stocks.

●
Your Fund’s annual total return was + 14.69% in 2010, + 26.05% in 2009, - 38.67% in 2008,      + 10.37% in 2007, + 20.67% in 2006, + 11.55% in 2005, + 16.83% in 2004, + 35.73% in 2003,   - 10.75% in 2002, and + 3.13% in 2001.

●
All Pearl Funds performance figures are after deduction of all expenses (all fees, transaction costs, etc.) — including all expenses of your Fund and all expenses of all the mutual funds in its portfolio.  In contrast, the total returns of indexes do not reflect any expenses.

Net Asset Value and Net Assets of Pearl Total Return Fund at December 31, 2010:

NAV (net asset value) per share:	$11.48 — up from $10.01 (after dividends) at Dec. 31, 2009

Net Assets:	$84,131,609 — up from $78,581,535 at Dec. 31, 2009

Did you know?

Because of their large purchases, Pearl Funds are often able to purchase
Institutional class or “I” class shares of mutual funds.
  Those special classes usually have lower expense ratios
than the share classes most investors would be able to purchase on their own.

Portfolio holdings of both Pearl Funds are posted on our Website each month:
www.pearlfunds.com/pearl_total_holdings.htm
www.pearlfunds.com/pearl_aggressive_holdings.htm

Pearl Aggressive Growth Fund's Performance Record for the 9½ years since its inception (July 2, 2001) is summarized in this graph:
Comparison of change in value of $10,000 investment in
Pearl Aggressive Growth Fund and its comparison indexes *
(as of December 31 each year ― with dividends reinvested)

* The Fund’s total returns in this report, including the graph and tables, do not reflect the deduction of taxes that a shareholder would pay on Fund dividends or on redemption of Fund shares.  Likewise, the total returns of indexes do not reflect the deduction of taxes that an investor in stocks would pay on dividends or on sale of stocks.
* All Pearl Funds total returns are net, after deducting all expenses (all fees, transaction costs, etc.) — including all expenses of the Fund and all expenses of all the mutual funds in the Fund’s portfolio.  In contrast, the total returns of indexes do not reflect any deduction of expenses.

●
Through December 31, 2010, the value of an investment in Pearl Aggressive Growth Fund grew 25.68% during the last 5 years and grew 122.58% during the last 9½ years from this Fund’s inception (July 2, 2001) (not annualized).  The Fund outperformed all 3 comparison indexes during all these periods ended December 31, 2010:  1 year, 5 years, and the 9½ years since this Fund’s inception.

Performance of Pearl Aggressive Growth Fund and Comparison Indexes through
December 31, 2010:

Average Annual Total Returns for periods ended December 31, 2010 with dividends reinvested:	1 year	3 years	5 years	9½ years, since inception
Pearl Aggressive Growth Fund	+ 18.71%	- 4.75%	+ 4.68%	+ 8.79%
Dow Jones Wilshire 5000 Index	+ 17.70%	- 1.56%	+ 3.17%	+ 3.45%
MSCI World Index	+ 11.76%	- 4.85%	+ 2.43%	+ 3.64%
Standard & Poor’s 500 Index	+ 15.06%	- 2.86%	+ 2.29%	+ 2.23%

* See pages 10-13 for information on expenses.  See page 13 for a description of each index.  Past performance does not predict future performance.

Performance Summary.  Past performance does not predict future performance.

●	Pearl Aggressive Growth Fund had a + 18.71% total return for the year ended December 31, 2010, and outperformed all 3 comparison indexes.

●
During the 5 years through December 31, 2010, Pearl Aggressive Growth Fund was up 25.68% while the 3 comparison indexes were up 13.88% on average (not annualized).  The Fund outperformed all 3 comparison indexes during that period: Dow Jones Wilshire 5000 up 16.89%, MSCI World up 12.76%, and S&P 500 up 11.99% (not annualized).

●
During the 9½ years from this Fund’s inception (July 2, 2001) through December 31, 2010, Pearl Aggressive Growth Fund was up 122.58% while the 3 comparison indexes were up 33.94% on average (not annualized).  The Fund outperformed all 3 comparison indexes during that period: Dow Jones Wilshire 5000 up 38.07%, MSCI World up 40.43%, and S&P 500 up 23.33% (not annualized).

●
Pearl Aggressive Growth Fund outperformed the Standard & Poor’s 500 Index for each year,  of the 7 years from this Fund’s inception (July 2, 2001) through 2007; underperformed it in 2008; and again outperformed it during 2009 and 2010.

●
Your Fund outperformed all 3 comparison indexes during all these periods through December 31, 2010:  1 year, 5 years, and the 9½ years since this Fund’s inception (July 2, 2001).  We believe this outperformance is significant because (a) it was achieved during both rising and falling stock markets, and (b) usually less than 95% of this Fund’s total assets were invested in stocks, as measured by the holdings of the mutual funds in the Fund’s portfolio.  The 3 comparison indexes always consist of 100% stocks.  See page 4.

●
Your Fund’s annual total return was + 18.71% in 2010, + 54.34% in 2009, - 52.83% in 2008,     + 19.11% in 2007, + 22.10% in 2006, + 18.01% in 2005, + 17.60% in 2004, + 53.36% in 2003,      - 17.27% in 2002, and + 0.60% in the last 6 months of 2001.

●
All Pearl Funds performance figures are after deduction of all expenses (all fees, transaction costs, etc.) — including all expenses of your Fund and all expenses of all the mutual funds in its portfolio.  In contrast, the total returns of indexes do not reflect any expenses.

Net Asset Value and Net Assets of Pearl Aggressive Growth Fund at December 31, 2010:

NAV (net asset value) per share:	$12.88 — up from $10.85 at Dec. 31, 2009

Net Assets:	$45,989,019 — up from $41,455,158 at Dec. 31, 2009

Did you know?
We are shareholders too!
All our Trustees, Officers, and employees, plus our Manager and all its shareholders, are Pearl Funds shareholders.
Together we own more than $8.1 million of Pearl Funds shares at December 31, 2010.

We eat our own cooking!
When your Pearl Funds investment goes up or down, so does ours!

Understanding Your Expenses

Pearl Total Return Fund and Pearl Aggressive Growth Fund, December 31, 2010

As a mutual fund shareholder, you may incur two types of costs.  There may be transaction costs, which generally include sales charges (loads) on purchases and may include redemption or exchange fees.  Both Pearl Funds have no load, sales charge, exchange fee, or redemption fee ― except that to help protect long-term shareholders and discourage frequent trading of Fund shares, a 2% redemption fee is charged if a shareholder sells shares owned for 30 days or less.  There are also continuing costs, which generally include investment advisory fees and other fund expenses, and may include Rule 12b-1 distribution fees.  Both Pearl Funds do not impose any 12b-1 fee.  Some of the mutual funds in which Pearl Funds invest may impose 12b-1 fees.  The information on these two pages is intended to help you understand your ongoing costs of investing in Pearl Funds and to compare these costs with the ongoing costs of investing in other mutual funds.

Analyzing Your Fund's Expenses.  To illustrate these ongoing costs, we have provided an example and calculated the expenses paid by investors in each Pearl Fund during the reporting period.  The information in the table below is based on an initial investment of $1,000, which is invested at the beginning of the 6-months reporting period and held for the entire period.  Expense information is calculated two ways; each method provides you with different information.  The amount in the "actual" column is calculated using each Pearl Fund’s actual operating expenses and total return.  The amount in the "hypothetical" column assumes that the return each year is 5% before expenses, and uses the Fund's actual expense ratio.  You should not use the hypothetical account values and expenses to estimate either your actual account balance at the end of the period or the expenses you paid during the period. See "Compare with Other Funds" for details on using the hypothetical data.

Estimating Your Actual Expenses.  To estimate the expenses that you paid over the 6-months period, first you will need your account balance at the end of the period. Check your Shareholder Account Statement for this information.

1.  Divide your ending account balance by $1,000.  For example, if an account balance was $8,600 at the end of the period, the result would be 8.6.

2.  In the "Expenses paid during the period" section of the table, locate the amount for your Fund.  You will find this number in the "Actual" column.  Multiply this number by the result from step 1.
Your answer is an estimate of the expenses you paid on your account during the period.

Compare with Other Funds.  Since all mutual funds are required to include the same hypothetical calculations of expenses in shareholder reports, you can use this information to compare the ongoing costs of investing in each Pearl Fund with other funds.  To do so, compare the 5% hypothetical example with the 5% hypothetical examples of other funds.  As you compare hypothetical examples of other funds, it is important to note that hypothetical examples are meant to highlight only the continuing costs of investing in a fund and do not reflect any transaction costs, such as sales charges or redemption or exchange fees, which may be incurred by shareholders of other funds.

Pearl Funds are No-load.  It is important to note that the expense amounts shown in the table are meant to highlight only ongoing costs of investing in your Fund.  As a Pearl Funds shareholder, you do not incur any transaction costs, such as sales charges, exchange fees, or redemption fees (except a 2% redemption fee if you sell shares owned for 30 days or less). The hypothetical example is useful in comparing ongoing costs only and will not help you determine the relative total costs of owning other mutual funds whose shareholders may incur transaction costs.

July 1, 2010 through December 31, 2010 (6 months):
	Account value at the beginning of the period ($)		Account value at the end of the period ($)		Expenses paid during the period ($)		Fund’s annualized expense ratio (%)
	Actual	Hypothetical	Actual	Hypothetical	Actual	Hypothetical	Actual
Pearl Total Return Fund	1,000.00	1,000.00	1203.35	1,025.00	6.66	6.12	1.20%
Pearl Aggressive Growth Fund	1,000.00	1,000.00	1262.74	1,025.00	6.84	6.12	1.20%

Expenses paid during the period are equal to the Fund's annualized expense ratio, multiplied by the average account value over the period, then multiplied by the number of days in the Fund's most recent fiscal half-year, divided by 365 (to reflect the half-year period).

Each Pearl Fund is a Fund of Funds. This should be kept in mind when comparing with other funds.  Both Pearl Funds invested substantially all of their assets in other mutual funds throughout the reporting period.  Thus, in addition to the Pearl Funds’ expenses shown in the table above, Pearl Funds shareholders also indirectly paid a proportional share of the expenses of the portfolio mutual funds in which the Pearl Funds were invested.  However, there were no transaction costs for Pearl Funds’ investments in other mutual funds.  Each Pearl Fund did not pay any transaction cost, such as sales charges or redemption or exchange fees, during the reporting period.  Also, all Pearl Funds performance and total return figures are net ― after deduction of all expenses of each Pearl Fund and all expenses of all the mutual funds in its portfolio.

General Information

This report is provided for the shareholders of Pearl Mutual Funds.  This report is not an offer of or a solicitation of an offer to buy either Fund, nor shall either Fund be offered or sold to any person, in any jurisdiction in which the offer, solicitation, purchase, or sale would be unlawful under its securities laws.  The Funds are offered only to residents of the United States.  This report is not authorized for distribution to prospective investors unless preceded or accompanied by a current Prospectus.  Before investing, an investor should read the Prospectus and carefully consider a Fund’s objectives, risks, charges, and expenses.  To obtain a Prospectus containing this and other information, please visit our Website at www.pearlfunds.com or call toll-free 866-747-9030.

Pearl Funds shares are available to residents of 42 states and the District of Columbia.  Please go to www.pearlfunds.com or call toll-free 866-747-9030 to find whether Pearl Funds shares are available in your state.

We Invite and Welcome Your Calls.  A real, live person will talk with you, promptly.  He or she will be one of our Officers or key Staff persons.  You will get a straight answer.  If we don’t know the answer, we will find it and get back to you quickly.  Toll-free 866-747-9030.

If we break this promise, tell us and you will receive our personal apology.

We Also Invite You to E-mail, Fax, or Write to Us:

E-mail:  info@pearlfunds.com
Fax:  563-288-4101
Write to:  Pearl Mutual Funds, 2610 Park Avenue, PO Box 209, Muscatine, IA 52761

You May Send a Message to the Funds’ Board of Trustees on any subject.  Send your message to the Pearl office, addressed to the Board of Trustees.  We will promptly send it to all of the Trustees.

Communications Invited on Accounting and Auditing.  Any person may communicate, confidentially and anonymously, any concerns regarding accounting or auditing matters to David L. Evans, Chairman of the Audit Committee of the Board of Trustees, by either of these two means:
1.  Mail to 32500 El Diente Court, Evergreen, CO 80439 (preferred method)
2.  Telephone to 303-679-9689

Performance is historical and does not guarantee future results.  Investment return and principal value of an investment in each Pearl Fund will fluctuate, so an investor’s shares in the Fund, when redeemed, may be worth more or less than their original cost.  Performance changes over time and may be materially different by the time you read this report.  For recent information on performance, prices, and portfolio holdings, go to www.pearlfunds.com or call toll-free 866-747-9030.

All investments involve risk.  Even though Pearl Total Return Fund and Pearl Aggressive Growth Fund each invest in many mutual funds, that investment strategy cannot eliminate risk.

Many factors affect risks of mutual funds that invest in various kinds of stocks.  For example:

Stocks of small and mid-sized companies may be more volatile or less liquid than stocks of larger companies.  Smaller companies may have a shorter history of operations, may not have the ability to raise capital as easily as large companies, and may have a less diversified product line, making them more susceptible to market pressure.

Value stocks include stocks of companies that may have experienced adverse business or industry developments or may be subject to special risks that have caused the stocks to be out of favor and undervalued.  Growth stocks are stocks of companies believed to have above-average potential for growth of revenue and earnings.  Prices of growth stocks may be more sensitive to changes in current or expected earnings than prices of other stocks.  Growth stocks may not perform as well as value stocks or the stock market in general.

Investments in foreign securities involve risks, including currency fluctuation, different regulation, accounting standards, trading practices, levels of available information, generally higher transaction costs, and political risks.  The risks of foreign investments are typically increased in less developed countries, which are sometimes referred to as emerging markets.  For example, political and economic structures in these countries may be new and developing rapidly, which may cause instability.  These countries are also more likely to experience high levels of inflation, deflation, or currency devaluations, which could hurt their economies and securities markets.

For more detailed information on the risks of investing in the Funds, please read the Prospectus, available at www.pearlfunds.com or by calling toll-free 866-747-9030.

Total return means total growth of the investment, with all dividends (including capital gains dividends) reinvested.

Expenses.  Each Pearl Fund is a fund of funds which bears its allocable share of the expenses of the mutual funds in which it invests.  Each Fund is thus subject to two levels of fees and a potentially higher expense ratio than would be associated with an investment in a fund that invests directly in stocks or other financial instruments.  However, all Pearl Funds performance and total return figures are net, after deducting all expenses (all fees, transaction costs, etc.) ― including all expenses of all the mutual funds in your Fund’s portfolio.

For the year 2010, each Fund’s total annual fund operating expenses, including the Fund’s share of all expenses of all the mutual funds in its portfolio, were:  Pearl Total Return Fund 2.20%, which was reduced to 2.19% by the Manager’s reimbursement due to the Limit on Expenses; and Pearl Aggressive Growth Fund 2.44%, reduced to 2.39% by the Manager’s reimbursement.  However, all

Pearl Funds performance and total return figures are net, after deducting all expenses (all fees, transaction costs, etc.) – including all expenses of all the mutual funds in your Fund’s portfolio.

Limit on Expenses.   Pearl Management Company, the Funds’ Manager, has contractually agreed to reimburse each Pearl Fund for all ordinary operating expenses (including all management, advisory, and administrative fees) exceeding 1.20% of a Fund's average net assets.  When the Manager has reimbursed a Fund for expenses in excess of this limit, the Manager may recover the reimbursed amounts, for a period that does not exceed five years, to the extent this can be done without exceeding the expense limit.  The Manager may continue to recover amounts reimbursed under the Funds’ previous contractual expense limit, but only to the extent this can be done without exceeding the previous expense limit.  The expense limit applies to each Fund’s direct ordinary operating expenses and does not apply to the indirect expenses incurred by a Fund through its investment in the mutual funds in its portfolio.  The expense limit does not have an expiration date, and will continue unless a change is approved by the Funds’ Board of Trustees.

The Manager's reimbursement of expenses that exceed the expense limit lowers the expense ratio and increases the overall return to investors.

Disclosure of Portfolio Holdings.  Pearl Funds’ most recent month-end portfolio holdings are disclosed to the public at www.pearlfunds.com.  The Funds also file a complete schedule of portfolio holdings with the SEC for the first and third quarters of each year on Form N-Q, and for the half-year and full year on Form N-CSR.  The Forms N-Q and N-CSR are available on the SEC’s Website at www.sec.gov and may be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C.  Information on the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Proxy Votes by the Funds.  A description of each Fund’s proxy voting policies and procedures and a record of each Fund’s proxy votes for the most recent 12-months period ended June 30 are available without charge at www.pearlfunds.com or by calling toll-free 866-747-9030, and are also available on the SEC’s Website at www.sec.gov.

Privacy Policy.  Because we consider the preservation of your privacy a priority, Pearl Mutual Funds has a privacy policy.  You may view the privacy policy at www.pearlfunds.com (click on Privacy Policy) or by calling toll-free 866-747-9030.  The privacy policy is sent to shareholders annually.

Comparison Indexes.  The Dow Jones Wilshire 5000 Composite Index, often referred to as Dow Jones Wilshire 5000, is an unmanaged index, is market-capitalization weighted, includes all publicly-traded U.S. common stocks headquartered in the U.S. with readily available price data, and is generally representative of the performance of the average dollar invested in U.S. common stocks.  The MSCI World Index is an unmanaged index, is market-capitalization weighted, and is generally representative of the performance of the global (U.S. and international) market for common stocks.  The Standard & Poor’s (S & P) 500 Index is an unmanaged index of 500 stocks, is market-capitali-zation weighted, and is generally representative of the performance of larger companies in the U.S.

The Funds’ holdings are not the same as the indexes.   Each Pearl Fund’s performance will not mirror the returns of any particular index.  It is not possible to invest directly in an index.  Trademarks and copyrights relating to the indexes are owned by: Dow Jones Wilshire 5000: Dow Jones Indexes and Wilshire Associates, Inc; MSCI World Index: Morgan Stanley Capital International; Standard & Poor’s 500 Index: The McGraw Hill Companies.

Other Information.  Please consult your tax advisor regarding the tax consequences of owning shares of the Funds in your particular circumstances.

From July 1, 1972 through July 1, 2001, Pearl Total Return Fund’s shares were not registered under the Securities Act of 1933 and only private sales of its shares were made.  The Fund began offering its shares to the public pursuant to an effective registration statement on July 2, 2001.

Trustees and Officers

The names and ages of the Trustees and Officers of Pearl Mutual Funds, the date each was first elected or appointed to office, and their principal business occupations and other public company directorships they have held during at least the last five years, are shown below.  Each Trustee and Officer serves in that capacity for each of the two series of Pearl Mutual Funds: Pearl Total Return Fund and Pearl Aggressive Growth Fund.

Name and Age at 12-31-10	Positions Held with Both Funds	Date First Elected or Appointed to Office **	Principal Occupations during Past 5 Years	Other Public Company Directorships
Trustees who are “Interested Persons” of the Funds: *
Robert H. Solt, 43	President, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Treasurer, and Trustee	Feb. 2001
Pearl Management Company: Director since Feb. 2001; Chairman, President, and Chief Executive Officer since May 2006; Chief Operating Officer, Chief Financial Officer, and Treasurer since June 2001;  Chief Compliance Officer Sept. 2004 to April 2006; Executive Vice President and Secretary, June 2001 to April 2006.
None.
David M. Stanley, 82	Senior Counsel, Chief Legal Officer, Secretary, and Trustee	July 1972
Pearl Management Company: Director since July 1972; Senior Counsel and Secretary since May 2006; Chief Legal Officer since Sept. 2004; Chairman, President, and Chief Executive Officer, July 1972 to April 2006.  Midwest Management Corporation (private investment company):  Chairman and Director.
None.
Trustees who are not “Interested Persons” of the Funds:
John W. Axel, 69	Trustee	Dec. 1974
Owner and Chief Executive Officer, Iowa Companies, Inc. (holding company). President, Environmental Services Inc. (waste hauling).  President, Perfect Pallet Co. (pallet manufacturing).  President, Earthcare Recycling, LLC.
None.
Douglas B. Coder, 74	Trustee	Dec. 1974	Owner, Coder Co. (purchase and sale of existing mortgages). Owner, DBC Realty (investments). Director, Chata Biosystems, Inc. (manufacturing pharmaceutical solutions).	Chairman and Director, Catalyst International, Inc. (software), 1996- 2004.
Dr. David N. DeJong, 47	Trustee	Dec. 1998	Vice Provost and Professor of Economics, University of Pittsburgh.	None.
David L. Evans, 69	Vice Chairman of the Board and Trustee	June 1977	Owner and Chief Executive Officer, Evanwood Corporation (consulting). Director, John Deere Receivables, Inc. (asset-backed securities). Chief Executive Officer, Rose Creek Ridge, LLC (farming).	None.
Dr. James P. Stein, 59	Chairman of the Board and Trustee	Oct. 2003	Chairman of Board of Directors and Director, Central Bancshares, Inc. Director, subsidiary banks of Central Bancshares, Inc. Doctor of Veterinary Medicine. Private investor.	None.

Name and Age at 12-31-10	Positions Held with Both Funds	Date First Elected or Appointed to Office **	Principal Occupations during Past 5 Years	Other Public Company Directorships
Other Officers of Pearl Mutual Funds:
Karen M. Brookhart, 39	Portfolio Management Associate	March 2002	Pearl Management Company: Portfolio Management Associate since Sept. 2004; employee since Sept. 2001.	None.
Peggy A. Cherrier, 58	Compliance Associate, Transfer Agent Representative, and Assistant Secretary	March 2001	Pearl Management Company: Compliance Associate since Sept. 2004; Transfer Agent Representative since March 2009; Assistant Secretary since Feb. 2001; employee since Aug. 2000.	None.
Christopher S. Ingstad, 30	Shareholder Services Director	Aug. 2006	Pearl Management Company: Shareholder Services Director since Aug. 2006. Allsteel (office furniture): Financial Analyst, March 2005 to Aug. 2006; Credit Analyst, April 2004 to March 2005.	None.
Renata R. LaMar, 46	Controller and Assistant Treasurer	March 2001	Pearl Management Company: Controller since Sept. 2004; Assistant Treasurer since Feb. 2001; employee since Aug. 2000.	None.
Richard R. Phillips, 57	Vice President and Assistant Secretary	Sept. 2005
Pearl Management Company: Vice President since Aug. 2005; Chief Compliance Officer and Assistant Secretary since May 2006; Consultant Nov. 2004 to July 2005.  Reynolds Engineering (industrial equipment): Vice President and Secretary since 1998; General Counsel (1998 to 2009).  Phillips Law Office: Owner, April 1998 to Aug. 2006.
None.
Anthony J. Toohill, 34	Chief Compliance Officer	Aug. 2004	Pearl Mutual Funds: Chief Compliance Officer since Aug. 2004. Stinnett & Associates (corporate accounting services), Senior Associate, Sept. 2004 to Dec. 2007.	None.

* Mr. Solt is an “Interested Person” of the Trust and of the Funds, as defined in the Investment Company Act of 1940, because he is an Executive Officer and a Director of the Manager.  Mr. Stanley is an “Interested Person” of the Trust and of the Funds because he is an Executive Officer and a Director of the Manager.

** Dates prior to June 2001 correspond to the date first elected or appointed as a Director or Officer of Mutual Selection Fund, Inc., the Funds’ predecessor.

The business address of the Trustees and Officers is: Pearl Mutual Funds, 2610 Park Avenue,
PO Box 209, Muscatine, Iowa 52761.

The Board of Trustees has overall responsibility for the affairs of Pearl Mutual Funds.  Each Trustee serves for an indefinite term of unlimited duration until the next meeting of shareholders called for the purpose of considering the election or re-election of such Trustee or a successor, and until the election and qualification of his or her successor.  The Board of Trustees may fill any vacancy, provided that at least two-thirds of the Trustees have been elected by the shareholders.  A Trustee may be removed, with or without cause, at any time by a vote of at least two-thirds of the Funds’ outstanding shares or by written instrument signed by at least two-thirds of the remaining Trustees.

The Board of Trustees elects or appoints the Officers of Pearl Mutual Funds annually.  Each Officer serves until the election and qualification of his or her successor, or until he or she sooner dies, resigns, or is removed or disqualified.  The Board of Trustees may remove any Officer, with or without cause, at any time.

Statement of Additional Information.  The Funds’ Statement of Additional Information includes more information about the Trustees and Officers.  You may obtain a free copy of the Statement of Additional Information in any of these ways:

View (and print, if desired) the Statement of Additional Information at www.pearlfunds.com

Call toll-free 866-747-9030

E-mail to info@pearlfunds.com

Fax to 563-288-4101

Write to Pearl Mutual Funds, 2610 Park Avenue, PO Box 209, Muscatine, IA 52761

Did you know?
Pearl Management Company, the Funds’ Manager, receives compensation only from Pearl Funds.
Pearl Management Company does not manage any other funds or accounts except Pearl Management Company’s own investment assets.

We believe this single focus on Pearl Funds helps your Management to avoid conflicts of interest and give Pearl shareholders the top-priority service you deserve.

We give you prompt, personal service.  When you call us, a real, live person will take your call.
You can talk with one of our Officers or Portfolio Managers.
You will get a straight answer.
If we don’t know the answer, we will find it and get back to you fast.

Your calls, e-mails, and faxes come directly into our office, to help us respond to you quickly.
We handle all inquiries, shareholder accounts, and transactions within our office in Muscatine, Iowa.

Because you and your concerns are important to us, we do this work ourselves instead of hiring it out to some big, faceless company that puts you on hold.

Board Approval of the Existing Investment Management Agreement (Advisory Agreement) and Administrative Services Agreement

The Board of Trustees annually reviews and determines whether to approve the continuation of the Investment Management Agreement and the Administrative Services Agreement (collectively, the “Agreements”), each between Pearl Mutual Funds (the “Funds”) and Pearl Management Company (the “Manager”), the Funds’ investment adviser.  The Agreements govern all services provided by the Manager to the Funds and all compensation received by the Manager from the Funds.

The Contract Review Committee (the “Committee”) of the Board includes, and its membership is limited to, all of the independent Trustees.  The Committee meets at least twice in each year and as otherwise necessary or advisable to review the Agreements, and determines whether to recommend that the full Board approve the continuation of the Agreements for an additional term.  After the Committee has made its recommendation, the full Board, including the independent Trustees, determines whether to approve the continuation of the Agreements.  In addition, the Board, including the independent Trustees, considers matters bearing on the Agreements at most other meetings throughout the year and meets at least quarterly with the portfolio managers (who comprise the Investment Committee) employed by the Manager.

The Committee and Board receive and consider all information which they or the Manager believe to be reasonably necessary for them to evaluate the Agreements and to determine whether the continuation of the Agreements should be approved.  That information includes, among other items, all of these items listed in the Contract Review Committee Charter:  (1) input from independent legal counsel regarding the responsibilities of the Committee and the Board in the decision-making process; (2) the Manager’s current Form ADV; (3) the Manager’s services, management, personnel, methods, facilities, and technology, and the Manager’s performance in any relevant areas; (4) The Manager’s investment performance, characterized relative to comparison indexes and other funds with similar investment objectives over short- and long-term investment horizons; (5) relevant provisions of the Agreements, as defined in the Contract Review Committee Charter, and the existing Expense Limit Agreement as modified or replaced from time to time; (6) disclosure of possible conflicts and problems, including any litigation, compliance matter, or other regulatory proceeding pending, threatened, or settled, involving or affecting the Manager or any Fund, any regulatory inquiry, any SEC examination, and shareholder complaints; (7) brokerage and portfolio transactions; (8) Fund expenses, including arrangements and structure of fees, compensation, and reimbursements to the Manager and its affiliates and including economies of scale and possible cost savings; (9) comparison with other public funds of funds and other equity funds regarding the total fee structure, including other financial provisions such as expense limits, brokerage or sales charges received by the adviser, and any Rule 12b-1 distribution or service fee; (10) profitability to the Manager and its affiliates, including the Manager’s financial condition and stability; (11) financial data showing the income and expenses of the Manager and its affiliates, by principal function and on a Fund-by-Fund basis, but the Committee in its discretion may waive the requirements for data by principal function and on a Fund-by-Fund basis if Pearl Mutual Funds is the Manager’s only significant client (which is currently the case); (12) fall-out benefits to the Manager and its affiliates; (13) compensation of the personnel of the Manager and its affiliates; (14) the Manager’s business continuity and succession plans; and (15) information regarding any investment advisory accounts of the Manager other than the Funds, including a description of the fees charged and services provided.

The Manager provides information in response to a detailed written request prepared by the Committee with the assistance of K&L Gates LLP, independent legal counsel to the Funds and to the independent Trustees.

Throughout the process, the Trustees have the opportunity to ask questions of and request additional materials from the Manager.

On December 11, 2010, the Board of Trustees most recently approved the continuation of the Investment Management Agreement and the Administrative Services Agreement, through January 31, 2012.  This Board action followed Committee meetings held on September 27 and December 11, 2010.

In considering whether to approve the continuation of the Investment Management Agreement and the Administrative Services Agreement, the Committee and the Board, including the independent Trustees, did not identify any single factor as determinative, and each Trustee weighed the various factors as he deemed appropriate.  The Trustees considered the following matters in connection with their continuation of the Agreements.

Nature, quality, and extent of services.  The Trustees reviewed the nature, quality, and extent of the Manager’s services to the Funds, taking into account the investment objective and strategy of each Fund and the knowledge gained from the Board’s regular meetings with Management on at least a quarterly basis.  The Trustees also reviewed the Manager’s resources and facilities, and the education, experience, and number of key personnel of the Manager, especially those who provide investment management services to the Funds.  The Trustees considered the Manager’s research and decision-making processes, including methods adopted to ensure compliance with the investment objectives, policies, and restrictions of the Funds.  The Trustees also considered other services provided to the Funds by the Manager, such as managing the execution of portfolio transactions, providing support services for the Board and Committees of the Board, communicating with shareholders, overseeing the activities of other service providers, and monitoring compliance with various Fund policies and procedures and with applicable securities laws and regulations.  The Trustees considered the facts that Pearl Mutual Funds (including both Funds) is the Manager’s only client that pays for investment advisory services and that neither the Manager nor any of its personnel receives compensation for managing any other portfolio, fund, or account.  The Trustees also considered the fact that the Manager provides accounting services and certain other services without compensation to one private investment company and several nonprofit organizations and has done so since before the Funds were publicly offered.

The Trustees concluded that the nature and extent of the services provided by the Manager to each Fund are appropriate and consistent with the terms of the Agreements, that the quality of those services has been consistent with or superior to quality norms in the industry, and that the Funds are likely to benefit from the continued provision of those services by the Manager.  They also concluded that the Manager has appropriate personnel and procedures in place to assist the Funds with compliance matters.  Overall, the Trustees concluded that, while they would continue to monitor the situation, the Manager has sufficient personnel, with appropriate education and experience, to serve the Funds effectively, and has demonstrated its continuing ability to attract and retain well-qualified personnel.

Performance of the Funds. The Trustees considered the short-term and longer-term performance of each Fund.  They reviewed information comparing each Fund’s performance with the performance of the Fund’s benchmarks (three comparison indexes) and with the performance of a list of mutual funds selected, in accordance with the Committee’s Charter, by the Contract Review Committee, with the assistance of the Funds’ Chief Compliance Officer, Anthony J. Toohill, and the Manager, for comparison in this contract review process.  The Committee had determined that the list of funds for comparison was representative and appropriate.

The Trustees noted that:  (a) Pearl Total Return Fund (“PTRF”) outperformed all three of the Fund’s comparison benchmarks for the periods of 5 and 10 years ended September 30, 2010, and outperformed the MSCI World Index for the 1 and 3 year periods ended on the same date.  (b) Pearl Aggressive Growth Fund (“PAGF”) outperformed all three benchmarks for the periods of 1, 5, and 9 ¼ years (since inception) ended September 30, 2010, and outperformed the MSCI World Index and the S&P 500 Index for the 3 year period ended on the same date.  (c) For the 1-year period ended October 31, 2010, PTRF outperformed 7 of the 26 comparison funds selected by the Contract Review Committee for which performance was available.  (d) For the 1-year period ended October 31, 2010, PAGF outperformed 24 of the 26 comparison funds selected by the Contract Review Committee for which performance was available.  (e) For the five-year period ended October 31, 2010, 5-year total return was available for 22 of the 27 comparison funds, PTRF outperformed 16 of these 22 funds, and PAGF outperformed 20 of these 22 funds.

The Trustees concluded that although past performance is not necessarily indicative of future results, the Funds’ long-term performance record and investment process were important factors in the Trustees’ evaluation of the quality of services provided by the Manager under the Agreements.

Costs of Services and Profits Realized by the Manager. The Trustees examined and compared information provided by the Manager on fees and expenses of each Fund and the 27 funds on the comparison list selected by the Contract Review Committee.  They considered that the contractual rates of fees for the Funds under both Agreements were lower than 25 of the 27 funds on the Committee’s comparison list.  The Trustees also considered that the actual expense ratio of each Fund was lower than 21 of the 27 funds on the comparison list.

The Trustees considered the provisions and benefits of the existing Expense Limit Agreement between the Manager and the Funds, which required the Manager to reimburse each Fund for all ordinary operating expenses (including management and administrative fees) exceeding 1.20% of a Fund’s average annual net assets (the “Expense Limit”).   The Trustees considered that when the Manager has reimbursed a Fund for expenses in excess of the Expense Limit, the Manager may recover the reimbursed amounts, for a period that does not exceed five years, to the extent this can be done without exceeding the Expense Limit.  The Trustees also considered that the Expense Limit Agreement does not have an expiration date, and will continue unless a change is approved by the Funds’ Board of Trustees.

The Trustees reviewed information on the profitability of the Manager in serving as each Fund’s investment adviser and manager, the profitability of the Manager and its affiliates in all of their relationships with each Fund, and an explanation of the methodology utilized in allocating various expenses among the Funds.  The Trustees recognized that profitability comparisons among fund managers are difficult because very little comparative information is publicly available and profitability of any manager is affected by many factors, including the organizational structure of the particular manager, the types of funds and other accounts managed, possible other lines of business, the methodology for allocating expenses, and the manager’s capital structure and cost of capital.  However, based on the information available and taking those factors into account, the Trustees concluded that the profitability of the Manager regarding each Fund, in relation to the services rendered, is reasonable.  The Trustees considered the financial condition of the Manager, which they determined to be sufficiently sound.

The Trustees concluded that the total fees payable by the Funds to the Manager under the existing Agreements are reasonable in relation to the nature and quality of the services to be provided, taking into account the fees charged by other advisers for managing comparable mutual funds with similar strategies.  The Trustees noted that the Funds do not pay any compensation to any affiliate of the Manager, and do not pay any compensation to the Manager except the fees as provided in the Agreements.  The Trustees also concluded that the Funds’ estimated overall expense ratios, taking into account the quality of services provided by the Manager and the investment performance of the Funds, are reasonable.

Economies of Scale. The Trustees noted that the fee schedule for each Fund (both for the investment management and advisory fee and the administrative services fee) contains two breakpoints that reduce the fee rate on net assets above specified levels.  The Trustees received and discussed information concerning whether the Manager realizes economies of scale as the Funds’ assets increase.  The Trustees discussed whether additional breakpoints beyond current asset levels were necessary at this time and determined that it was appropriate for the Manager to continue to study the issue, understanding that the Trustees would revisit the issue on a periodic basis.  Thereafter, the Trustees concluded that the breakpoints in place are reasonably designed to allow the Funds and their shareholders to share in any economies of scale.  The Trustees concluded that the fee schedule currently in effect for each Fund represents a reasonable sharing of economies of scale at current asset levels.

Other Benefits to the Manager. The Trustees considered benefits that may accrue to the Manager and its affiliates from their relationship with the Funds.  The Trustees concluded that in addition to the services provided by the Manager and its affiliates and the fees payable by the Funds pursuant to the Agreements, the Funds and the Manager may potentially benefit from their relationship with each other in other ways.  Recognizing that pursuant to the Agreements the Manager provides investment management, advisory, administrative, and transfer agency services to the Funds and receives compensation from the Funds for those services, the Trustees determined that this compensation is fair and reasonable.  They also concluded that the Manager’s success could enhance its ability to serve the Funds.

After full consideration of the above factors as well as other factors that were instructive in analyzing the Agreements, the Trustees, including all of the five independent Trustees, concluded that the continuation of the Agreements was in the best interest of both Funds and their shareholders.  On December 11, 2010, the Board continued the Investment Management Agreement and the Administrative Services Agreement, through January 31, 2012.  The Board took these actions by the affirmative votes of all of the five independent Trustees; they all were present in person at the meeting.

Did you know?
Pearl Funds offer you an Automatic Investment Plan that allows you to make regular monthly investments by electronic transfer from your bank account in the amount you choose.
To begin this plan, the minimum investment is $1,000; then the minimum monthly investment is $100.
For information, call toll-free 866-747-9030
or go to www.pearlfunds.com/application_information.htm
Systematic investing does not ensure a profit.

----------------------------------------------------------------------------------

We avoid transaction costs.
Pearl Aggressive Growth Fund has never paid ― and Pearl Total Return Fund has not paid since 1998 ― any sales charge, commission, or redemption fee.

----------------------------------------------------------------------------------

Current performance, daily prices (net asset value), and recent portfolio holdings of both Pearl Funds are available at www.pearlfunds.com.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of
Pearl Mutual Funds:

We have audited the accompanying statements of net assets of Pearl Mutual Funds, including Pearl Total Return Fund and Pearl Aggressive Growth Fund (collectively the “Funds”) as of December 31, 2010, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the periods presented. These financial statements and financial highlights are the responsibility of the Funds’ management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Funds are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2010, by correspondence with the Fund’s custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Funds as of December 31, 2010, the results of their operations for the year then ended, the changes in their net assets for each of the two years presented in the period then ended, and their financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America.

February 28, 2011

Member of Deloitte Touche Tohmatsu

PEARL TOTAL RETURN FUND
STATEMENT OF NET ASSETS December 31, 2010
ASSETS:

INVESTMENTS in mutual funds,		% of
all unaffiliated issuers:	Shares	net	Market
	owned	assets	value
Equity mutual funds:
Advantage Funds, Inc. Dreyfus Opportunistic Sm. Cap Fund (DSCVX)	380,772	13.65%	$11,484,077
Fairholme Fund (FAIRX)	378,762	16.02%	13,476,350
Marshall Small Cap Growth Fund Class I (MSGIX)	643,549	14.65%	12,323,966
Matthews Asia Dividend Fund Institutional Class (MIPIX)	345,897	5.89%	4,956,698
Matthews Asia Pacific Fund Institutional Class (MIAPX)	492,201	10.52%	8,849,772
Matthews Asian Growth and Income Fund Institutional Class (MICSX)	174,672	3.75%	3,151,091
Oakmark International Fund Class I (OAKIX)	437,608	10.10%	8,493,970
T. Rowe Price New America Growth Fund (PRWAX)	49,968	1.96%	1,648,433
Thornburg Global Opportunities Fund Class I (THOIX)	208,010	3.78%	3,180,468
Thornburg International Growth Fund Class I (TINGX)	147,625	2.45%	2,057,893
Weitz Funds Partners III Opportunity Fund (WPOPX)	613,762	8.49%	7,144,192
Wells Fargo Advantage Growth Fund Institutional Class (SGRNX)	107,331	4.27%	3,595,593

TOTAL EQUITY MUTUAL FUNDS (cost $65,154,838
including reinvested dividends)		95.53%	80,362,503

Income mutual funds:
PIMCO Total Return Fund, Institutional Class (cost $889,031,
including reinvested dividends)	85,819	1.11%	931,133

TOTAL INCOME MUTUAL FUNDS		1.11%	931,133

Money market mutual funds:
Vanguard Money Market Prime Fund (cost $47,540, including
reinvested dividends)	47,540	0.06%	47,540

TOTAL MONEY MARKET FUNDS		0.06%	47,540

TOTAL INVESTMENTS (cost $66,091,409, including
reinvested dividends)		96.70%	81,341,176

Cash and cash equivalents through custodian bank		3.30%	2,792,667
Receivable for Fund shares sold		0.00%	0
Accrued interest		0.00%	49

TOTAL ASSETS		100.00%	84,133,892
LIABILITIES:

Dividend payable		0.00%	0
Payable for shares redeemed		0.00%	2,283
Investment manager's fees payable (Note 5)		0.00%	0
Payable to manager for expenses of Fund (Note 5)		0.00%	0
Other liabilities		0.00%	0

TOTAL LIABILITIES		0.00%	2,283

NET ASSETS, applicable to 7,327,811 outstanding shares of
beneficial interest (no par value); unlimited shares authorized		100.00%	$84,131,609

NET ASSET VALUE -- OFFERING AND
REDEMPTION PRICE PER SHARE			$11.48

NET ASSETS CONSIST OF:
Capital			$93,705,050
Accumulated net realized losses			(24,823,208)
Net unrealized appreciation in value of investments			15,249,767
TOTAL NET ASSETS			$84,131,609

See notes to financial statements.

PEARL TOTAL RETURN FUND
STATEMENT OF OPERATIONS

Year Ended
December 31, 2010

INVESTMENT INCOME (LOSS):

INCOME:
Dividends, ordinary income	$731,882
Interest income	1,244

TOTAL INVESTMENT INCOME	733,126

EXPENSES, CURRENT YEAR (NOTE 5):
Investment management and administrative services fees (Note 5)	588,634
Associations	7,100
Auditors' fees	49,075
Chief Compliance Officer compensation	24,566
Chief Compliance Officer expenses	595
Custodian fees	7,370
Data processing	34,554
Trustees' fees (Note 7)	79,053
Registration fees	29,727
Insurance	24,591
Legal fees	75,233
Meetings	7,541
Other	19,000

TOTAL EXPENSES BEFORE REIMBURSEMENT	947,039

Expenses reimbursed by investment manager (Note 5)	(10,982)

TOTAL EXPENSES	936,057

NET INVESTMENT (LOSS)	(202,931)

NET REALIZED AND UNREALIZED GAINS ON INVESTMENTS:

Net realized gains on investments (securities of unaffiliated issuers)	4,414,557

Change in net unrealized appreciation on investments	6,799,941

NET REALIZED AND UNREALIZED GAINS ON INVESTMENTS	11,214,498

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$11,011,567

See notes to financial statements.

PEARL TOTAL RETURN FUND
STATEMENT OF CHANGES IN NET ASSETS

	Year Ended	Year Ended
INCREASE IN NET ASSETS:	December 31, 2010	December 31, 2009

FROM OPERATIONS:

Net investment income (loss)	($202,931)	$574,736

Net realized gains (losses) on investments	4,414,557	(12,934,273)

Change in net unrealized appreciation on investments	6,799,941	29,148,823

NET INCREASE IN NET ASSETS RESULTING
FROM OPERATIONS	11,011,567	16,789,286

FROM DIVIDENDS TO SHAREHOLDERS (Note 8):

Dividends from net investment income	0	(574,736)
Dividends from net realized gains	0	0

TOTAL DIVIDENDS	0	(574,736)

FROM CAPITAL SHARES TRANSACTIONS (2010 and 2009 respectively):

Proceeds received for shares sold (159,207 and 140,788 shares)	1,701,391	1,229,916

Net asset value of shares (0 and 55,272 shares) issued
in reinvestment of dividends	0	553,272

Paid on redemption of shares (682,741 and 673,387 shares),
including exchanges into Pearl Aggressive Growth Fund	(7,162,884)	(6,017,848)

(DECREASE ) IN NET ASSETS FROM CAPITAL
SHARES TRANSACTIONS:
(net decrease of 523,534 and 477,327 shares)	(5,461,493)	(4,234,660)

TOTAL INCREASE IN NET ASSETS	5,550,074	11,979,890

NET ASSETS:

Beginning of period	78,581,535	66,601,645

End of period (including accumulated undistributed net investment
income (loss), $0 and $0, respectively)	$84,131,609	$78,581,535

See notes to financial statements.

PEARL AGGRESSIVE GROWTH FUND
STATEMENT OF NET ASSETS December 31, 2010

ASSETS:

INVESTMENTS in mutual funds,		% of
all unaffiliated issuers:	Shares	net	Market
	owned	assets	value
Equity mutual funds:
Fidelity Leveraged Company Stock Fund (FLVCX)	260,163	16.08%	7,393,830
Hotchkis and Wiley Small Cap Value Fund Class I (HWSIX)	118,571	10.85%	4,989,487
John Hancock Funds Global Opportunities Fund Class I (JGPIX)	490,325	19.77%	9,090,631
Lazard Emerging Markets Portfolio Institutional Shares (LZEMX)	303,826	14.39%	6,617,340
Matthews Pacific Tiger Fund Institutional Class (MIPTX)	346,448	17.66%	8,120,739
Morgan Stanley Instl. Fund Trust Mid Cap Growth Portfolio Class P (MACGX)	72,240	5.69%	2,615,071
US Global Investors Funds Eastern European Fund (EUROX)	612,336	14.39%	6,619,350

TOTAL EQUITY MUTUAL FUNDS (cost $38,794,619,
including reinvested dividends)		98.83%	45,446,448

Money market mutual fund:
Vanguard Money Market Prime Fund (cost $9,796, including
reinvested dividends)	9,796	0.02%	9,796

TOTAL MONEY MARKET FUNDS		0.02%	9,796

TOTAL INVESTMENTS (cost $38,804,415, including
reinvested dividends)		98.85%	45,456,244

Cash and cash equivalents through custodian bank		1.15%	532,765
Receivable for Fund shares sold		0.00%	0
Accrued interest		0.00%	10

TOTAL ASSETS		100.00%	45,989,019
LIABILITIES:

Dividend payable		0.00%	0
Payable for shares redeemed		0.00%	0
Investment manager's fees payable (Note 5)		0.00%	0
Payable to manager for expenses of Fund (Note 5)		0.00%	0
Other liabilities		0.00%	0

TOTAL LIABILITIES		0.00%	0

NET ASSETS, applicable to 3,569,870 outstanding shares of
beneficial interest (no par value); unlimited shares authorized		100.00%	$45,989,019

NET ASSET VALUE -- OFFERING AND
REDEMPTION PRICE PER SHARE			$12.88

NET ASSETS CONSIST OF:
Capital			$51,151,538
Accumulated net realized losses			(11,814,348)
Net unrealized appreciation in value of investments			6,651,829
TOTAL NET ASSETS			$45,989,019

See notes to financial statements.

PEARL AGGRESSIVE GROWTH FUND
STATEMENT OF OPERATIONS

Year Ended
December 31, 2010

INVESTMENT INCOME (LOSS):

Income:
Dividends, ordinary income	$440,662
Interest income	77

TOTAL INVESTMENT INCOME	440,739

Expenses, current year (Note 5):
Investment management and
administrative services fees (Note 5)	326,431
Associations	3,893
Auditors' fees	25,598
Chief Compliance Officer compensation	13,134
Chief Compliance Officer expenses	310
Custodian fees	3,922
Data processing	18,791
Trustees' fees (Note 7)	41,947
Registration fees	24,479
Insurance	12,973
Legal fees	39,603
Meetings	4,060
Other	10,279

TOTAL EXPENSES BEFORE REIMBURSEMENT	525,420

Expenses reimbursed by investment manager (Note 5)	(26,369)

TOTAL EXPENSES	499,051

NET INVESTMENT LOSS	(58,312)

NET REALIZED AND UNREALIZED GAINS ON INVESTMENTS:

Net realized gains on investments (securities of unaffiliated issuers)	3,032,961

Change in net unrealized appreciation on investments	4,514,742

NET REALIZED AND UNREALIZED GAINS ON INVESTMENTS	7,547,703

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$7,489,391

See notes to financial statements.

PEARL AGGRESSIVE GROWTH FUND
STATEMENTS OF CHANGES IN NET ASSETS

	Year Ended	Year Ended
INCREASE (DECREASE) IN NET ASSETS:	December 31, 2010	December 31, 2009

FROM OPERATIONS:

Net investment (loss)	($58,312)	($29,343)

Net realized gains (losses) on investments	3,032,961	(13,691,636)

Change in net unrealized appreciation on investments	4,514,742	28,031,947

NET INCREASE IN NET ASSETS RESULTING
FROM OPERATIONS	7,489,391	14,310,968

FROM DIVIDENDS TO SHAREHOLDERS (Note 8):

Dividends from net investment income	0	0
Dividends from net realized gains	0	0

TOTAL DIVIDENDS	0	0

FROM CAPITAL SHARES TRANSACTIONS (2010 and 2009 respectively):

Proceeds received for shares sold (137,103 and 130,008 shares)	1,606,801	1,118,155

Net asset value of shares (0 and 0 shares) issued
in reinvestment of dividends	0	0

Paid on redemption of shares (389,510 and 814,508 shares),
including exchanges into Pearl Total Return Fund	(4,562,331)	(5,653,636)

(DECREASE) IN NET ASSETS FROM CAPITAL
SHARES TRANSACTIONS:
(net decrease of 252,407 and 684,500 shares)	(2,955,530)	(4,535,481)

TOTAL INCREASE IN NET ASSETS	4,533,861	9,775,487

NET ASSETS:

Beginning of period	41,455,158	31,679,671

End of period (including accumulated undistributed net investment
income (loss), $0 and $0, respectively)	$45,989,019	$41,455,158

See notes to financial statements.

PEARL TOTAL RETURN FUND and
PEARL AGGRESSIVE GROWTH FUND
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 AND 2009

1.
ORGANIZATION.  Pearl Total Return Fund (“PTRF”) and Pearl Aggressive Growth Fund (“PAGF”) (collectively, the “Funds”) are each a series of Pearl Mutual Funds, a Massachusetts business trust (the “Trust”) registered under the Investment Company Act of 1940, and are diversified, no-load, open-end management investment companies (mutual funds).

The Funds’ investments are limited to:  (1) shares of mutual funds (open-end funds) that the Funds can buy no-load (with no applicable sales load or redemption fee); (2) shares of “low-load” mutual funds (open-end funds) that the Funds can buy with a sales load or redemption fee that together do not exceed 2% of the purchase price (however, the Funds expect that substantially all of their investments in mutual funds will be on a no-load basis); and (3) cash and cash equivalents.

2.
SIGNIFICANT ACCOUNTING POLICIES. The following is a summary of significant accounting policies consistently followed by the Funds in the preparation of their financial statements.  The policies are in conformity with accounting principles generally accepted in the United States of America.  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of income and expenses during the reporting period.  Actual results could differ from those estimates.  (a) Investments in shares of other mutual funds are valued at the net asset value as reported by each mutual fund as of 4:00 p.m. Eastern (U.S.) on days the New York Stock Exchange is open.  (b) Securities transactions are accounted for on the trade date.  (c) Dividend income and the Funds' dividends to their shareholders are recorded on the ex-dividend date.  (d) Interest income is recorded on the accrual basis.  (e) Gains or losses on sales of investments and unrealized appreciation or depreciation of investments are determined on the basis of average cost.  (f) All highly liquid investments purchased with an original maturity of three months or less are considered cash equivalents.  Cash and cash equivalents consisted of cash deposits and short-term investments at the dates of these statements.

3.
INCOME TAXES.  Each Fund qualifies and intends to continue to qualify as a regulated investment company by complying with the requirements under Subchapter M of the Internal Revenue Code of 1986 as amended (the “Code”).  These requirements include distributing substantially all of its net investment income and net realized gains to shareholders so that the Funds will not be required to pay any federal or state income taxes.  Therefore, the Funds make no provision for income taxes.

As of December 31, 2010, PTRF had a total capital loss carry-forward in the amount of $24,823,208 available to offset future capital gains. There is a $11,888,935 capital loss carry-forward from 2008 that may be used to offset future capital gains through December 31, 2016.  There is an additional capital loss carry-forward in the amount of $12,934,273 from 2009 that may be used to offset future capital gains through December 31, 2017. In 2010 PTRF used $4,414,557 of the capital loss carry-forward set to expire in 2016 to offset 2010 capital gains.  At December 31, 2010, PTRF had no post-October capital losses.

For Federal tax purposes PTRF’s cost was $66,091,409, including the amounts of all reinvested dividends, as of December 31, 2010; the aggregate gross unrealized appreciation was $15,249,767; and the aggregate gross unrealized depreciation was $0; resulting in net unrealized appreciation of $15,249,767.  Certain reclassifications are made to the net assets components.  For the year ended December 31, 2010, undistributed net investment income for PTRF was increased by $202,931 and capital was decreased by the same amount.  These adjustments are primarily due to differences between book and tax treatments of income.  The results of operations and net assets were not affected by these adjustments.  PTRF has no undistributed ordinary income or capital gains at December 31, 2010.  There is a total of $24,823,208 in accumulated net realized capital losses at December 31, 2010.

As of December 31, 2010, PAGF had a capital loss carry-forward in the amount of $11,814,348 available to offset future capital gains.  There is a capital loss carry-forward in the amount of $11,814,348 from 2009 that may be used to offset future capital gains through December 31, 2017.  In 2010 PAGF used the entire $1,155,673 capital loss carry-forward set to expire in 2016 and $1,877,288 of the capital loss carry-forward set to expire in 2017 to offset 2010 capital gains.  At December 31, 2010, PAGF had no post-October capital losses.

For Federal tax purposes PAGF’s cost was $38,804,415, including the amounts of all reinvested dividends, as of December 31, 2010; the aggregate gross unrealized appreciation was $6,651,829; and the aggregate gross unrealized depreciation was $0; resulting in net unrealized appreciation of $6,651,829. Certain reclassifications are made to the net assets components.  For the year ended December 31, 2010, undistributed net investment income for PAGF was increased by $58,312 and capital was decreased by the same amount.  These adjustments are primarily due to differences between book and tax treatments of income.  The results of operations and net assets were not affected by these adjustments.  PAGF has no undistributed ordinary income or capital gains at December 31, 2010.  There is a total of $11,814,348 in accumulated net realized capital losses at December 31, 2010.

The Funds are subject to accounting standards that establish a minimum threshold for recognizing, and a system for measuring, the benefits of a tax position taken or expected to be taken in a tax return.  As of December 31, 2010, Management of the Funds has evaluated the application of these standards to the Funds, and has determined that no provision for income tax is required in the Funds’ financial statements for uncertain tax positions.  The Funds have not recorded any liability for material unrecognized tax benefits as of December 31, 2010.  It is the Funds’ policy to recognize accrued interest and penalties related to uncertain benefits in income taxes as appropriate.  The Funds recognized no interest or penalties related to uncertain tax positions in 2010.

The Funds file U.S., Iowa, and Massachusetts tax returns.  No tax returns are currently under examination.  The statute of limitations on the Funds' tax returns remains open for the years ended December 31, 2007 through December 31, 2010.

4.
INVESTMENT TRANSACTIONS.  PTRF's cost of purchases and proceeds of sales of investment securities (excluding money market mutual funds) were $41,375,782 and $47,843,251, respectively, for 2010.  Purchases include reinvestments of dividends.

PAGF's cost of purchases and proceeds of sales of investment securities (excluding money market mutual funds) were $19,281,523 and $22,574,272, respectively, for 2010.  Purchases include reinvestments of dividends.

5.
INVESTMENT MANAGEMENT AND ADMINISTRATIVE FEES.  Pearl Management Company (the “Manager”) has supervisory responsibility for the general management and investment of the Funds’ assets, including the decisions to buy and sell securities.  The Manager provides personnel and office space for the Funds and pays all expenses of marketing the Funds’ shares.  The Manager's combined fees are at the annual rate of 0.81% of each Fund’s average net assets up to $30,000,000 (computed at the beginning of each month); 0.72% of each Fund’s net assets in excess of $30,000,000 and up to $100,000,000; and 0.48% of each Fund’s net assets in excess of $100,000,000.

The Funds’ expenses are limited by contract with the Manager.  Through December 31, 2009, each Fund’s total operating expenses in any year (including the Manager’s fees but excluding interest, taxes, expenses for purchase or sale of investments, and extraordinary expenses) could not exceed 0.98% of the Fund’s average net assets up to $100,000,000 (computed at the beginning of each month) and 0.78% of the Fund’s average net assets in excess of $100,000,000.  The Manager pays or reimburses all the Funds’ operating expenses beyond this limit.

Effective January 1, 2010, the Funds’ Board of Trustees approved an increase to the expense limit of both Funds to 1.20% of each Fund’s average net assets.  At the same time, Pearl Management Company reduced its administrative services fee by 5 basis points, or 0.05%, to help keep the Funds’ expenses down.
The Manager can recoup the expenses listed below only if the Funds’ total operating expenses, including the recoupment, do not exceed the expense limit for the year when recoupment occurs.  Also, any recoupment of expenses reimbursed for 2009 or any prior year will be allowed only if the Fund’s total operating expenses for the year when recoupment occurs, including the recoupment, do not exceed 0.98% of the Fund’s average net assets.

For 2010, expenses totaling $10,982 were reimbursed by the Manager beyond the expense limit for PTRF.  Under the expense reimbursement agreement with PTRF, at December 31, 2010 the Manager may recoup a net total of $591,292 of reimbursed expenses from PTRF in the future, subject to the annual expense limit and a five year period in which the Manager has the right to recover such reimbursed expenses.  The net total expenses that may be recouped by the Manager for the past five years are:   $130,815 for 2006, $100,501 for 2007, $146,305 for 2008, $202,689 for 2009, and $10,982 for 2010.

For 2010, expenses totaling $26,369 were reimbursed by the Manager beyond the expense limit for PAGF.  Under the expense reimbursement agreement with PAGF, at December 31, 2010 the Manager may recoup a net total of $400,343 of reimbursed expenses from PAGF in the future, subject to the annual expense limit and a five year period in which the Manager has the right to recover such reimbursed expenses.  The net total expenses that may be recouped by the Manager for the past five years are:  $79,553 for 2006, $76,425 for 2007, $99,027 for 2008, $118,969 for 2009, and $26,369 for 2010.

6.
OWNERSHIP OF FUND SHARES.  The Manager and its shareholders, plus the Trustees, Officers, and employees of Pearl Mutual Funds and of the Manager, as a group owned 5.68% of PTRF's outstanding shares, with a net asset value of $4,775,158, as of December 31, 2010.
The Manager and its shareholders, plus the Trustees, Officers, and employees of Pearl Mutual Funds and of the Manager, as a group owned 7.33% of PAGF's outstanding shares, with a net asset value of $3,369,110, as of December 31, 2010.

7.
COMPENSATION.  The Officers and two Trustees (Robert H. Solt and David M. Stanley) of the Funds are also Officers of the Manager; they are paid by the Manager and receive no compensation from the Funds.  The Funds’ five Trustees who are not affiliated with the Manager are John W. Axel, Douglas B. Coder, Dr. David N. DeJong, David L. Evans, and Dr. James P. Stein.  The Trustees not affiliated with the Manager received fees from the Funds of $121,000 for 2010 and $108,000 for 2009.

8.
DIVIDENDS.  For 2010, PTRF paid no income dividend as PTRF had a net investment loss.  On January 29, 2010, PTRF paid an income dividend of $.0737 per share from 2009 net investment income to shareholders of record on December 31, 2009.  On January 31, 2009, PTRF paid an income dividend of $.1326 per share from 2008 net investment income to shareholders of record on December 31, 2008.  For shareholders reinvesting dividends, each reinvestment date was the same as the record date.

For 2010, PAGF paid no income dividend as PAGF had a net investment loss.  For 2009, PAGF paid no income dividend as PAGF had a net investment loss.  On January 31, 2009, PAGF paid an income dividend of $.0498 per share from 2008 net investment income to shareholders of record on December 31, 2008.    For shareholders reinvesting dividends, each reinvestment date was the same as the record date.

9.
FAIR VALUE MEASUREMENTS.  The Funds adopted Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures.  In accordance with ASC 820, fair value is defined as the price that the Funds would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market of the investment.  ASC 820 established a three-tier hierarchy to maximize the use of the observable market data and minimize the use of unobservable inputs and to establish classification of the fair value measurements for disclosure purposes.  Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including the technique or pricing model used to measure fair value and the risk inherent in the inputs to the valuation technique.  Inputs may be observable or unobservable.  Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability, developed based on market data obtained from sources independent of the reporting entity.  Unobservable inputs are inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances.

The three-tier hierarchy of inputs is summarized in the three broad Levels listed below:

	●	Level 1 - quoted prices in active markets for identical investments
	●	Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risks, etc.)
	●	Level 3 - significant unobservable inputs (including the Fund's own assumptions in determining the fair value of investments)
The valuation techniques used by the Funds to measure fair value during the twelve months ended December 31, 2010 maximized the use of observable inputs and minimized the use of unobservable inputs.

The following is a summary of the inputs used as of December 31, 2010 in valuing the Funds’ investments carried at fair value:
	VALUATION INPUTS	PTRF	PAGF
	Level 1 - Quoted Prices (A)	$81,341,176	$45,456,244
	Level 2 - Other Significant Observable Inputs	--	--
	Level 3 - Significant Unobservable Inputs	--	--
	TOTAL	$81,341,176	$45,456,244
	(A)	See Statements of Net Assets for further description of the Funds’ investments at December 31, 2010.
10.	The Funds have assessed subsequent events through the date the financial statements were available to be issued.

PEARL TOTAL RETURN FUND
FINANCIAL HIGHLIGHTS

SELECTED PER-SHARE DATA								Year ended December 31,
derived from the financial statements:	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001

Net asset value, beginning of period	$10.01	$8.00	$13.26	$15.35	$14.13	$14.02	$12.69	$9.50	$10.75	$10.54

Income from Investment Operations

Net investment income	(0.03)	0.07	0.13	0.44	0.34	0.23	0.28	0.20	0.09	0.12

Net realized and unrealized gains (losses) on investments	1.50	2.01	(5.26)	1.15	2.58	1.39	1.85	3.19	(1.25)	0.21
Total investment operations	1.47	2.08	(5.13)	1.59	2.92	1.62	2.13	3.39	(1.16)	0.33

Less Dividends (Note 7)

Dividends from net investment income	None	(0.07)	(0.13)	(0.44)	(0.34)	(0.23)	(0.28)	(0.20)	(0.09)	(0.12)

Dividends from net realized capital gains on investments	None	None	None	(3.24)	(1.36)	(1.28)	(0.52)	None	None	None
Total dividends	0.00	(0.07)	(0.13)	(3.68)	(1.70)	(1.51)	(0.80)	(0.20)	(0.09)	(0.12)

Net asset value, end of period	$11.48	$10.01	$8.00	$13.26	$15.35	$14.13	$14.02	$12.69	$9.50	$10.75

Total Return	14.69%	26.05%	(38.67%)	10.37%	20.67%	11.55%	16.83%	35.73%	(10.75%)	3.13%

RATIOS AND SUPPLEMENTAL DATA

Net assets, end of period (thousands of dollars)	$84,132	$78,582	$66,602	$121,204	$106,712	$88,159	$74,058	$56,352	$39,928	$46,807

Ratio of net expenses to average net assets	1.20%	0.97%	0.98%	0.94%	0.98%	0.98%	0.98%	0.98%	0.97%	0.94%

Ratio of gross expenses to average net assets	1.21%	1.26%	1.14%	1.03%	1.10%	1.16%	1.14%	1.17%	1.26%	1.29%

Ratio of net investment income to average net assets	-0.26%	0.82%	1.12%	2.64%	2.20%	1.64%	2.25%	1.97%	0.90%	0.95%

Ratio of total investment income less gross expenses to average net assets	-0.27%	0.53%	0.97%	2.56%	2.07%	1.45%	2.08%	1.75%	0.61%	0.61%

Portfolio turnover (excluding money market mutual funds)	58%	82%	50%	67%	15%	24%	34%	34%	55%	50%

See notes to financial statements.

	PEARL AGGRESSIVE GROWTH FUND
	FINANCIAL HIGHLIGHTS

SELECTED PER-SHARE DATA										Period July 2, 2001
derived from the							Year ended December 31,			(inception) through
financial statements:	2010	2009	2008	2007	2006	2005	2004	2003	2002	December 31,2001

Net asset value,
beginning of period	$10.85	$7.03	$15.01	$14.48	$13.50	$13.51	$12.56	$8.19	$9.90	$10.00

Income from Investment
Operations

Net investment income (loss)	(0.02)	(0.01)	0.05	0.21	0.35	0.30	0.15	(0.03)	(0.07)	0.06

Net realized and unrealized
gains (losses) on investments	2.05	3.83	(7.98)	2.56	2.63	2.13	2.06	4.40	(1.64)	0.00
Total investment operations	2.03	3.82	(7.93)	2.77	2.98	2.43	2.21	4.37	(1.71)	0.06

Less Dividends (Note 7)

Dividends from net
investment income	None	None	(0.05)	(0.21)	(0.35)	(0.30)	(0.15)	None	None	(0.06)
Dividends from net
realized capital gains
on investments	None	None	None	(2.02)	(1.65)	(2.14)	(1.11)	None	None	(0.10)
Total dividends	0.00	0.00	(0.05)	(2.24)	(2.00)	(2.44)	(1.26)	None	None	(0.16)

Net asset value,
end of period	$12.88	$10.85	$7.03	$15.01	$14.48	$13.50	$13.51	$12.56	$8.19	$9.90

Total Return	18.71%	54.34%	(52.83%)	19.11%	22.10%	18.01%	17.60%	53.36%	(17.27%)	0.60%

RATIOS AND SUPPLEMENTAL DATA

Net assets, end of period
(thousands of dollars)	$45,989	$41,455	$31,680	$67,944	$47,872	$34,370	$26,382	$21,056	$14,605	$15,846
Ratio of net expenses to
average net assets	1.20%	0.96%	0.98%	0.97%	0.98%	0.98%	0.98%	0.98%	0.98%	0.96%	*
Ratio of gross expenses to
average net assets	1.25%	1.31%	1.16%	1.10%	1.16%	1.24%	1.20%	1.22%	1.31%	2.07%	*
Ratio of net investment income (loss)
to average net assets	-0.14%	-0.09%	0.41%	1.44%	2.45%	2.21%	1.17%	(0.29%)	(0.82%)	1.48%	*
Ratio of total investment income (loss) less
gross expenses to average net assets	-0.20%	-0.44%	0.23%	1.31%	2.26%	1.94%	0.93%	(0.55%)	(1.15%)	0.60%	*
Portfolio turnover (excluding
money market mutual funds)	47%	57%	36%	38%	24%	44%	29%	47%	56%	13%	*

See notes to financial statements.